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                                                               Exhibit (a)(1)(J)

To:  Europe Employees (excluding France, Sweden, Switzerland)
From:  Jonathan Schoonmaker
Subject: Communication Meeting for Offer to renounce your rights to Options

We will be holding a communications meeting on Friday November 8th to answer any questions employees may have regarding the Option Exchange Program announced on October 11, 2002. We will give a brief overview of the program and then have an open Question and Answer period. Please see meeting details below.

Please remember that the offer to participate in the program ends at 11:59 p.m. New York City time on Tuesday November 12, 2002. All properly completed and signed election forms (or a faxed copy) must be received by Emily Cayas in stock administration by this time. Faxes may be sent to (408)894-6522 or (408) 894-6537 or mailed to Emily's attention, Business Objects Americas 3030 Orchard Parkway San Jose, CA 95134.

If you have questions regarding the program please be sure to attend the meeting via phone.